

08026245

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 7 2008

Washington, DC
112

SEC FILE NUMBER
8-065772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 _____ AND ENDING December 31, 2007
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon Street, Suite 109

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Don W. Millen, Jr.   704-342-3491
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
 Vance Flouhouse & Garges, PLLC

(Name – if individual, state last, first, middle name)

7725 Ballantyne Commons Pkwy, Ste 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

DECEMBER 31, 2007

DRAGONFLY CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, ___Don W. Millen, Jr._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Dragonfly Capital Partners, LLC_____ , as

of ___December 31_____, 20__07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                          _____
                                                                          Signature

                                                          _____
_____   Title
              Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying balance sheets of Dragonfly Capital Partners, LLC (a North Carolina Limited Liability Company) as of December 31, 2007 and 2006 and the related statements of operations, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 22, 2008

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

DRAGONFLY CAPITAL PARTNERS, LLC

BALANCE SHEETS

December 31,

	2007	2006
ASSETS		
Cash and cash equivalents	$ 7,368	$ 6,913
Prepaid expenses	-	1,500
Total assets	$ 7,368	$ 8,413
MEMBER EQUITY		
Member equity	$ 7,368	$ 8,413
Total member equity	$ 7,368	$ 8,413

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2007	2006
Fee income	$ 2,224,036	$ 814,887
Interest income	298	275
	2,224,334	815,162
Commissions	2,211,128	801,969
Licenses and permits	4,414	3,307
Rent	4,800	4,800
Utilities	1,200	1,200
Professional fees	2,490	2,490
Other operating expenses	1,347	831
	2,225,379	814,597
Net income (loss)	$ (1,045)	$ 565

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2007		2006	
Balance at beginning of year	$	8,413	$	7,848
Net income (loss)		(1,045)		565
Balance at end of year	$	7,368	$	8,413

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,045)	$ 565
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Prepaid expenses	1,500	(1,500)
Net cash provided by (used in) operating activities	455	(935)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	455	(935)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,913	7,848
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,368	$ 6,913

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Dragonfly Capital Partners, LLC, a North Carolina partnership, was formed in November, 2002. The company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments.

At December 31, 2007, Dragonfly Capital Partners, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2007	2006
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 7,368	$ 8,413
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	7,368	8,413
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	685	1,749
Net capital	$ 6,683	$ 6,664
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	1,683	1,664
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 6,683	$ 6,664
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	-	-
Percentage of aggregate indebtedness to net capital	0.00%	0.00%

See notes to financial statements

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/07

Oath/Affirmation of Truthfulness

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The Financial Statements and computations of Net Capital for the period ending December 31, 2007 included herein are prepared according to General Accepted Accounting Procedures ("GAAP") and are true and correct.

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/07

SEC Rule 17a-5(d)(4) – Reconciliation Statement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between the DFCP's audited Net Capital computation under SEC Rule15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/07

SEC Rule 15c3-3 Reserve Requirement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

DFCP does not hold customer funds or safe keep customer securities and operates pursuant to SEC Rule 15c3-3(k)(2)(i).

DFCP is thus exempt from the reserve requirements under SEC Rule 15c3-3.

Don W. Millen, Jr.
President



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Dragonfly Capital Partners, LLC
CRD #125199
SEC 8-65772
FYE 12/31/07

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at Dragonfly Capital Partners, LLC ("DFCP") as the result of our audit for the year ended December 31, 2007.

As stated in our Independent Auditor's Report, the financial statements of DFCP including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by DFCP at December 31, 2007 and DFCP was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

This note shall serve as a supplemental report to the December 31, 2007 audit report of DFCP.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 22, 2008

END